

September 26, 2013

Via E-mail
Mr. Jimmy Yee
Chief Financial Officer
GEO JS Tech Group Corp.
6360 Corporate Drive
Houston, Texas 77036

>   **Re: GEO JS Tech Group Corp.**
>   **Registration Statement on Form S-1**
>   **Filed August 30, 2013**
>   **File No. 333-190941**

Dear Mr. Yee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Outside Back Cover

2. Please revise to include the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K, or advise.

Our Business page 3

3. Please revise to refer to your company as an exploration stage company. Without a mineral reserve, your company is an exploration stage company pursuant to paragraph (4)(i) of Industry Guide 7. As such, remove all references in you filing that use the terms mining or mining operations or terms that may imply production in order to clarify that you company is currently engaged in mineral exploration.

Selling Stockholder, page 16

4. We note the statement that none of the shares being offered are owned by stockholders who are considered "affiliates, whether as an officer, director, promoter or principal (10%) stockholders." Please revise to clarify whether this has is true for the past three years as required by Item 507 of Regulation S-K.

5. Please describe the material terms, including the dates and prices, of the transactions in which the selling stockholders acquired the shares they are selling.

Legal Proceedings, page 18

6. Please revise to disclose the relief sought in the legal action discussed. See Item 103 of Regulation S-K.

Business, page 19

7. We note your disclosure here that through joint ventures completed in November 2012, you hold concession rights for Marias property. You also state that you own 50% of the mining title right concessions and an option to purchase all remaining rights. Please clarify how you accounted for each of these rights and how it is reflected in your financial statements. Revise to expand your notes to financial statements as appropriate.

8. We note your statement indicating that your primary business is to procure and sell iron ore and that you currently have mining rights and joint ventures that allow you to procure and produce iron ore. Please fully describe these mining rights and joint ventures in which you are able to procure or produce iron ore.

9. Please expand the description of your procurement business to include the tons purchased and the tons sold, the average purchase price and the average sales price, contractual obligations and terms, shipping terms, and the type of material (lump, fines, pellets, etc.).

10. Please tell us if you consider your Marias, Pilla Pao 1, and Pilla Pao 2 to be material properties. If not, include a statement to this effect in your disclosure. If so, fully describe these properties as outlined in paragraph (b) of Industry Guide 7. In either case

the minerals rights and associated fees, royalties, joint venture agreements, or other obligations should be fully described in your filing.

11. We note that your business strategy is to exploit current iron ore reserves in Mexico. Please clarify this statement by telling us if the reserves represent materials on your current properties.

12. For each of your properties without a mineral reserve please provide a clear statement that your property is without mineral reserves pursuant to paragraph (b)(4)(i) of Industry Guide 7.

13. We note you use the term mineral resource in your disclosure. Please be advised that under Industry Guide 7 only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. As such, please revise to remove the term mineral resource from your disclosure. You may wish to consider a term such as mineralized materials.

14. We note your disclosure regarding a geologic model in which an estimate of mineralized material was based. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes your geologic model and estimate of mineralized materials, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of mineralized materials

- Justifications for the drill hole spacing used to classify mineralized materials

- A detailed description of your procedures for estimating mineralized materials

- Copies of any pertinent engineering or geological reports, and executive summaries of studies or mine plans

To minimize the transfer of paper, please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

15. As an exhibit to you filing please include consent from all individuals referenced in your filing, including Victor Martin Romero Estrada and Dr. Michael Hitch.

16. We note your reference to beach iron sand deposits in Guatemala. Please tell us if your reference to Guatemala is correct.

17. Please provide an overview of the exploration and mining permit requirements for companies operating in the Mexico. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in the Philippines.

18. Please revise to clarify your business plan. In this regard, we note your disclosure on page 19 that you are "focusing on…mineral ore trading in Mexico" as well as your disclosure throughout your prospectus, including page 19, that you primary focus is to sell iron ore to buyers in China. We further note that you employ a Director of U.S. Sales and a Director of Brazil Sales.

19. Please revise to provide the basis for your statement on page 19 that the company "is one of the relatively few, small to medium sized companies that is engaged in delivering iron ore to China."

20. Please discuss in greater detail, your relationship with your "Chinese counterparts." Please address, non-exclusively, in your discussion whether you have any short or long-term agreements with any Chinese parties and give a general estimate of your sales to China versus other geographic locations.

21. Revise to discuss the distribution methods of your product. See Item 101(h)(4)(ii) of Regulation S-K. In this regard, we note your statement on page 3 in the Prospectus Summary that you believe you "will be able to deliver product to China at a lower cost and shorter delivery time." Revise to provide the basis for that statement.

Joint Ventures, page 20

22. Please revise to provide the material terms of your joint venture agreements with Groupo Santander SA DE CV and Geo Iron Resource DE CV. In addition, please revise to reconcile the dates of the exercised purchase options, which are disclosed as June 2013 on page 19 and May 2013 on page 20.

Plan of Operations page 30

23. We note your disclosure of production estimates. Please explain the basis for these estimates considering that it appears you properties are without mineral reserves and you have not completed a feasibility study to support these estimates.

24. We note that you have purchased processing and mobile equipment. Please explain how this equipment is utilized by your company.

Government Regulation, page 30

25. Please revise to provide the disclosure required by Items 101(h)(4)(viii) and (ix) of Regulation S-K. In this regard, we note your general list of laws and regulations of which your business is subject. Your revised discussion should address the need for government approvals, the status of such approvals and effect of existing and probable regulations on your business.

Employees and Contractors, page 31

26. Please revise to clearly state the total number of employees employed by the company and the number of full time employees as required by Item 101(h)(4)(xii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

27. Please expand this section to discuss known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your disclosure on page 33 that your revenues decreased $3,612,660, a 39% decrease, from fiscal 2012 due to lack of funds to increase iron ore purchases in Mexico and the unfavorable price in iron ore procurement in a smaller quantity. Discuss whether you expect this trend to continue. Please also provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Refer to Refer to Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350, Section I.B. (December 19, 2003); and Securities Act Release No. 33-6835, Section III.B. (May 18, 1989).

Results of Operations, page 31

28. We note the significant changes in revenue and cost of sales during the periods presented. Please expand your discussion of results of operations for each period presented to describe and quantify underlying material activities that generate revenue and cost

variances between periods presented. To enhance an investor's understanding of your business provide a narrative discussion of the extent to which changes in net revenues and cost of sales attributable to changes in prices or to changes in the volume. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04

For the three months ended June 30, 2013 compared to the three months ended June 30, 2012, page 31

29. We note that your operating expenses increased from $66,723 in the quarter ended June 30, 2012 to $1,190,603 in the quarter ended June 30, 2013. Please revise to provide your variance analysis that fully explains the changes in operating expenses between the periods.

Liquidity and Capital Resources, page 33

30. We note your auditors have issued a going concern opinion and your statement on page 34 that you believe the "most likely source of funds" to satisfy your cash needs is through the private sale of equity securities "when and if" the company's stock is trading on the OTCBB or other recognized trading market. Please describe in greater detail the course of action that you plan to take to address your liquidity requirements. See Item 303(a)(1) of Regulation S-K.

Management, page 35

31. Revise to provide the date from which each officer, director began its position with the company.

32. We note that many of your executive officers are employed elsewhere than by the company. Please revise to disclose the number of hours per week each officer devotes to the company's operations.

33. For each director, please revise to state the specific skills, attributes and experience that led to the conclusion that he should serve as a director of the company. See Item 401(e)(1) of Regulation S-K.

Relationships and Related Party Transactions, page 37

34. We note your disclosure here that in connection with the joint venture agreements with Groupo Santander SA DE CV and Geo Iron Resources SA DE CV, you issued 40,000,000 and 50,000,000 shares of common stock respectively which included issuance of shares to three of your shareholders and a Tech director. Please address the following issues: (a) Please explain in detail the ownership and management of the joint ventures;

(b) Clarify whether the entities are under common control; and (c) Explain the issuance of shares to three of your shareholders and a Tech director and how it is accounted for. Revise your disclosures here and Note 6 as appropriate.

35. We note your statement on page 33 that you have "funded [y]our operation since inception through investor and related party loans and collection of [y]our accounts receivable." Please revise to include all related party loans subject to Item 404(d) of Regulation S-K disclosure. In this regard, we note the $584,500 shareholder loan figure on your fiscal year ended March 31, 2012 balance sheet.

36. Revise to provide complete Regulation S-K Item 404(d) disclosure for the transactions listed in under this heading. For instance, no details are given regarding the GEO Tech Group SA DE CV agreement. Also provide disclosure in this section for the relevant transactions you list under the related party transaction footnotes to the financial statements.

Executive Compensation, page 37

37. We note your summary compensation table. Please revise to provide the required narrative disclosure necessary to understand the figures set forth in the table. See Item 402(o) of Regulation S-K. For instance, it is unclear if the named executive officers are being paid pursuant to an employment agreement or how the $50,000 salary was determined.

38. Please revise to address whether directors are compensated for their services.

Financial Statements

General

39. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Balance Sheets as of March 31, 2013 and 2012, page F-4

40. We note that you report mining assets in an amount of $210,000 as of March 31, 2013 and 2012. Please expand your footnote disclosure to describe the mining assets recorded.

Statements of Income and Comprehensive Income for the Years Ended March 31, 2013 and 2012, page F-5

41. We note you recorded interest expense of $111,896 during the fiscal year ended March 31, 2012. Please explain to us how the interest expense arose and disclose the terms and conditions of the transaction underlying this item.

Statements of Cash Flows for the Years Ended March 31, 2013 and 2012, page F-7

42. We note the line item "Forfeiture of common stock" in the amount of $397,500 reported in the cash flow from operating activities in the fiscal year ended March 31, 2012. Considering your disclosures in Note 10, please explain to us how presentation of this non-cash transaction in the operating activities is appropriate. In this regard, please clarify for us your accounting to record these common stock shares when they were issued. Revise your disclosures as appropriate.

43. Please explain to us the line item "Other current liabilities" reported for the year ended March 31, 2012 and reconcile the amount to the change in line items reported in your balance sheets.

Notes to Financial Statements for the Years Ended March 31, 2013 and 2012

Note 2. Summary of Significant Accounting Policies, page F-8

44. Please revise to provide your accounting policies regarding inventory valuation and disclose the components of the inventory.

45. We note your disclosures on page 20 and elsewhere that you entered into joint venture agreements with Groupo Santander SA DE CV and Geo Iron Resource DE CV. Please revise to disclose your contribution and ownership in these joint ventures and how you account for your interests in the joint ventures. To enhance an investor's understanding of your business, please expand your discussions in MD&A regarding the operations of the joint venture, its financial position and its impact on your results of operations.

46. Please revise to disclose your dependence on major customers and major vendors as applicable and provide the disclosures as required by FASB ASC 275-10-50-16 and 280-10-50-42.

Note 7. Income Taxes, page F-17

47. Please revise to provide disclosures required by FASB ASC 740-10-50 as applicable.

Interim Financial Statements for the Three Months Ended June 30, 2013 and 2012

Statements of Cash Flows for the Three Months Ended June 30, 2013 and 2012, page F-5

48. We note you report the non-cash transactions relating to issuance of common stock for mining assets and services and the corresponding prepayments in operating activities. It appears to us that the presentation of these non-cash transactions in the operating activities is not appropriate. Such non-cash transactions can be disclosed in supplemental

schedule of non-cash investing and financing activities. Please revise or advise.   Refer to FASB ASC 230-10-50-3

Notes to Financial Statements for the Periods Ended June 30, 2013 and 2012

Note 9. Common Stock, page F-16

49. We note that you issued on May 18, 2013 (a) 90,000,000 shares of common stock valued at $950,000 or approximately $.01 per share to acquire mining rights for three lots of mines, mining machinery and equipment located in Mexico and (b) 17,000,000 shares of valued at $1,700,000 or $.10 per share in exchange for legal and professional services. Please address the following issues:

- Considering the shares were issued on the same day, please explain to us (a) why the valuation of shares issued to acquire mining rights and related assets are different from valuation of shares issued for legal and professional service and how it is appropriate, (b) disclose the basis for valuation of shares and the corresponding assets or services, (c) considering the assets are acquired from joint ventures that appear to be under your control, please explain to us your basis for recording the assets acquired from the joint ventures and (d) show us the specific accounting literature that supports your accounting.

- Please explain to us (a) why the mining rights for three lots of mines, mining machinery and equipment acquired are reflected as prepayments and classified as current assets and (b) how it is appropriate. Revise your financial statements and disclosures as necessary.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page S-1

50. We note your unregistered share issuances of 85,000,000, 90,000,000 and 17,000,000. For these transactions, state the exemption relied upon and revise to state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. In addition, describe with greater specificity the "certain assets and property located in Mexico" received in exchange for 90,000,000 company shares.

Exhibits

51. We note that Exhibits 3.1, 3.2, 4.1, 10.3 and 23.1 were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Leonard E. Neilson, Esq.
    Leonard E. Neilson, P.C.